November 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Lauren Nguyen, Office Chief
Juan Grana, Staff Attorney

Re:	Predictive Oncology Inc.
Registration Statement on Form S-3 Filed October 22, 2025 File No. 333-291021 Acceleration Request Requested Date: November 25, 2025 Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Predictive Oncology Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-291021) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Era Anagnosti of DLA Piper LLP (US) at (202) 799-4087. Thank you for your assistance.

Very truly yours,

Predictive Oncology Inc.

/s/ Josh Blacher
Josh Blacher
Chief Financial Officer

cc:	Raymond Vennare (Chief Executive Officer, Predictive Oncology Inc.) Sara Turken (General Counsel, Predictive Oncology Inc.) Era Anagnosti (DLA Piper LLP (US))